# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEALSQ Corp, CIK 0001951222
CUSIP: G79483106
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: Avenue Louis-Casai 58, Cointrin, Switzerland (V8), 1216
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001738699

## Reporting persons
- WISeKey International Holding AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 6,001,200; shared voting power 0; sole dispositive power 6,001,200; shared dispositive power 0; aggregate amount beneficially owned 6,001,200 (4.85% of the class)

## Item 1. Issuer
Name of issuer: SEALSQ Corp
Address of issuer's principal executive offices: Avenue Louis-Casai 58, 1216 Cointrin, Switzerland

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of WISeKey International Holding AG (the "Reporting Person").
Address of principal business office or, if none, residence:
The address for the Reporting Person is:

General-Guisan-Strasse 6
CH-6300 Zug, Switzerland
Citizenship: The Reporting Person is a Swiss stock corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page. Please note that the Reporting Person also owns 1,499,700 Class F Shares of SEALSQ Corp that, together with the beneficial ownership of Ordinary Shares as described in Row 9, represents 52.41% of the voting power for SEALSQ Corp.
Percent of class: See Row 11 of cover page. All ownership percentages of SEALSQ Corp Ordinary Shares that are calculated in this Schedule 13G are based upon an aggregate of 123,731,729 Ordinary Shares outstanding on June 30, 2025.
Sole power to vote or to direct the vote: See Row 5 of cover page.
Shared power to vote or to direct the vote: See Row 6 of cover page.
Sole power to dispose or to direct the disposition: See Row 7 of cover page.
Shared power to dispose or to direct the disposition: See Row 7 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- WISeKey International Holding AG: /s/ Carlos Moreira, Carlos Moreira/Chief Executive Officer (07/29/2025)
- WISeKey International Holding AG: /s/ John O'Hara, John O'Hara/Chief Financial Officer (07/29/2025)